FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING HELD ON MARCH 31st 2011

1.            DATE, TIME AND PLACE: On the thirty-first day of March 2011, at 5 p.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, nº 3.142, in the Capital of the State of São Paulo.

2.            CALL: Call notice duly published on the State of São Paulo Official Register, issues of March 16, 17 and 18, 2011, on pages 7, 4 and 91, respectively, and in “Valor Econômico” newspaper, issues of March 16, 17 and 18, 2011, on pages A11, D3 and C11, respectively.

3.            QUORUM: Shareholders representing more than two thirds of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the legal quorum for the Meeting to be held. Also presented Mr Jose Antonio de Almeida Filippo, Executive Officer of the Company, Mrs. Fernando Maida Dall’Acqua and Mario Probst, members of the Advisory Board, and Mrs Sergio Citeroni and Antonio Fioravantti, representatives of Ernst&Young Terco Auditores Independentes.

4.            MEETING BOARD:  Mr. Enéas César Pestana Neto, Chief Executive Officer of the Company, presided over the Meeting, under Article 9 of the Bylaws, and invited me, André Rizk, to act in the capacity of his Secretary.

5.            AGENDA:  (i) Reading, discussion and voting of the financial statements concerning the fiscal year ended on December 31, 2010; (ii) Approval of the Management Proposal to designate the income of the fiscal year ended on December 31, 2010; (iii) Approval of the Capital Budgeting; (iv) Approval of the Management Proposal concerning the Investment Plan for 2011; (v) Definition of the annual overall remuneration of the Company managers, as well as that of the members of the Advisory Board; (vi) Election of the members of the Board of Directors; (vii) Election of the members of the Advisory Board; (viii)  Election of the members of the Supervisory Board; (ix) Approval of the Management Proposal related to the amendment of Article 4, main clause, and Paragraph 3, Article 5, Paragraphs 1, 4 and 5, and Article 6, main clause, of the Company Bylaws, as well as the exclusion of Paragraphs 2 and 3 of Article 5 of the Company Bylaws, with the consequent re-numeration of the subsequent paragraphs; (x) Approval of the Management Proposal related to the increase of the Company capital through the capitalization of the Reserve for Expansion and of the Reserve for Retained Earnings based on the Capital Budgeting, both created at the Annual Shareholders’ Meeting held on April 29, 2010, with the consequent increase of the Company capital in the amount of R$ 421,500,485.14, with no issuing of new shares, and amendment of Article 4 of the Company Bylaws; (xi) Approval of the Management Proposal related to the increase of the Company capital through the capitalization of the special reserve for goodwill in the total amount of R$ 105,674,982.41, in that 20% of the total amount of the increase, that is, R$ 21,134,996.48, are capitalized, without the issuing of new shares, to the benefit of all the shareholders, and  80% of the total amount of the increase, that is, R$ 84,539,985.93, are capitalized to the benefit of the Company’s controlling shareholder, i.e., Wilkes Participações S.A., under Article 7 of CVM Instruction 319/99 (as amended), upon the issuing of new preferred shares, whose issuing price shall be defined based on the weighted average of the 15 trading sessions preceding the date of this call and, as a consequence, amend Article 4 of the Company Bylaws; and (xii) Consolidation of the Company Bylaws.

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6.            SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting, upon the absence of those legally incapable, and not voting Morzan Empreendimentos e Participações Ltda., resolved as follows:

6.1.         To approve, in Annual Meeting, by unanimous vote of the present, the balance sheet and the other financial statements, concerning the fiscal year ended on December 31, 2010, without qualifications, published on the State of São Paulo Official Register on February 25, 2011, on page 46 to 58, and in “Brasil Econômico” newspaper, on February 25, 2011, on pages B1 to B13.

6.2.         To approve, in Annual Meeting, by unanimous vote of the present, the Management Proposal concerning the designation of the income of the fiscal year ended on December 31 2010, especially as regards the approval of distribution of dividends in the amount of one hundred thirteen million, one hundred sixty-seven thousand and twelve Brazilian reals and sixty-seven cents (R$ 113,167,012.67), corresponding to: (i) R$ 0.409546379 per one common share; and (ii) R$ 0.458272685 per one preferred share Class A. The total amount of dividends related to the fiscal year ended on December 31, 2010, distributed by the Company, including the amount of fifty-eight million, four hundred eight thousand, one hundred eighty-one Brazilian reals and sixty-nine cents (R$ 58,408,181.69) of dividends in advance already distributed, is one hundred seventy-one million, five hundred seventy-five thousand, one hundred ninety-four Brazilian reals and thirty-six cents (R$ 171,575,194.36), which corresponds to (i) R$ 0.627728197 per common share; and (ii) R$ 0.690501017 per preferred share Class A. The proposed dividends shall be paid in Brazilian currency and within up to sixty (60) days from this date. All the shares shall be entitled to dividends on March 31st, 2011 base date. As of April 1st, 2011, the shares shall be negotiated “ex-right” to dividends.

6.3.         To approve, in Annual Meeting, by unanimous vote of the present, the Company’s Capital Budgeting for the fiscal year of 2011, prepared by the Management, under Section 196 of Law 6,404/76.

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6.4.         To approve, in Special Meeting, by unanimous vote of the present, the Management Proposal concerning the Investment Plan for 2010, in the total amount of up to one billion, four hundred and ten million Brazilian reals (R$ 1,410,000,000.000).

6.5.         To fix, in Special Meeting, by unanimous vote of the present, the overall annual remuneration of the Company’s managers in the amount of forty-six million, eight million and ten thousand, two hundred forty Brazilian reals (R$ 46,810,240.00), which shall be divided in the following manner: (i) seven million, seven hundred seventy-five thousand, six hundred Brazilian reals (R$ 7,775,600.00), designed to the Company Board of Directors; and (ii) thirty-nine million, thirty-four thousand, six hundred forty Brazilian reals (R$ 39,034,640.00), designed to the Executive Board.

6.6.         To elect, in Annual Meeting, by unanimous vote of the present, in order to make up the Company’s Board of Directors, with terms of office that will last until the Annual Shareholders’ Meeting to be held in 2014, the following persons: Abilio dos Santos Diniz, a Brazilian citizen, married, business manager, bearer of the Brazilian Identity Card RG 1.965.961 SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 001.454.918-20, a resident of the City Capital of the State of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172, to hold the position of Chairman of the Board of Directors; Ana Maria Falleiros dos Santos Diniz D’Ávila, a Brazilian citizen, married, business manager, bearer of the Brazilian Identity Card RG 12.785.206-2 SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 086.359.838-23, a resident of the City Capital of the State of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; João Paulo Falleiros dos Santos Diniz, a Brazilan citizen, judicially separated, business manager, bearer of the Brazilian Identity Card RG 12.785.207-4, SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 101.342.358-51, a resident of the City Capital of the State of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; Pedro Paulo Falleiros dos Santos Diniz, a Brazilian citizen, unmarried, entrepreneur, bearer of the Brazilian Identity Card RG 19.456.962-7, SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 147.744.788-14, a resident of the City Capital of the State of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; Geyze Marchesi Diniz, a Brazilian citizen, married, bearer of the Brazilian Identity Card RG 20.762.667-4 SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no.151.852.958-56; a resident of the City Capital of the State of São Paulo, domiciled at Av. Brigadeiro Luiz Antonio, 3172; Cândido Botelho Bracher, Brazilian citizen, married, business manager, bearer of the Brazilian Identity Card RG 10.266.958-2, SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no.039.690.188-38, a resident of the City Capital of the State of São Paulo, at Rua Piacá, 22; Guilherme Affonso Ferreira, a Brazilian citizen, judicially separated, engineer, bearer of the Brazilian Identity Card RG 4.405.163 SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 762.604.298-00, a resident of the City Capital of the State of São Paulo, domiciled at Rua Estado Unidos, 1.342, Jardim Paulista; Fábio Schvartsman, a Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card RG 4.144.579 - SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 940.563.318-04, a resident of the City Capital of the State of São Paulo, with commercial address at Av. Brigadeiro Luiz Antonio, 3172, Jardim Paulista; Pedro Henrique Chermont de Miranda, a Brazilian citizen, married, mechanical engineer, bearer of the Brazilian Identity Card RG nº 9.299.832-7, IFP/RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 023.120.657-70, residing and domiciled in the City Capital of the State of Rio de Janeiro, at Rua Sambaíba, nº 699, Torre 3, apartamento 301; Jean-Charles Henri Naouri, a French citizen, divorced, business manager, bearer of Passport no. 03KD77041, residing and domiciled at 1 Avenue du Maréchal Maunoury, Paris, France, represented, by means of § 2º of article 146, Law n³ 6,404/76, by Luis Frederico Barbosa Battendieri, a Brazilian citizen, attorney-at-law, divorced, bearer of the Brazilian Identity Card RG nº 11.882.70, SSP/DF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 605.642.021-34, a resident of the City Capital of the State of São Paulo, with commercial address at Rua dos Pinheiros, nº 870, 12º Andar, conjunto 123/124; Jean Louis Bourgier, a French citizen, married, business manager, bearer of the Passport of the Republic of France no. 04EF04058, domiciled at 1, Esplanade de France, 42008 Saint Etienne, Cedex 2, France, represented by means of § 2º of article 146, Law n³ 6,404/76, by Luis Frederico Barbosa Battendieri, a Brazilian citizen, attorney-at-law, divorced, bearer of the Brazilian Identity Card RG nº 11.882.70, SSP/DF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 605.642.021-34, a resident of the City Capital of the State of São Paulo, with commercial address at Rua dos Pinheiros, nº 870, 12º Andar, conjunto 123/124; Antoine Marie Remi Lazars Giscard D’Estaing, a French citizen, business manager, bearer of the Passport of the Republic of France no. 03TD37994, domiciled at 1, Esplanade de France, 42008 Saint Etienne, Cedex 2, France, represented, by means of § 2º of article 146, Law n³ 6,404/76, by Luis Frederico Barbosa Battendieri, a Brazilian citizen, attorney-at-law, divorced, bearer of the Brazilian Identity Card RG nº 11.882.70, SSP/DF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 605.642.021-34, a resident of the City Capital of the State of São Paulo, with commercial address at Rua dos Pinheiros, nº 870, 12º Andar, conjunto 123/124; Arnaud Daniel Charles Walter Joachim Strasser, a French citizen, business manager, bearer of the Passport no. 07CH21148, residing and domiciled in France, at 4, Avenue du Maréchal de Lattre de Tassigny, 92210, Saint-Cloud, represented, by means of § 2º of article 146, Law n³ 6,404/76, by Luis Frederico Barbosa Battendieri, a Brazilian citizen, attorney-at-law, divorced, bearer of the Brazilian Identity Card RG nº 11.882.70, SSP/DF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 605.642.021-34, a resident of the City Capital of the State of São Paulo, with commercial address at Rua dos Pinheiros, nº 870, 12º Andar, conjunto 123/124, and Ulisses Kameyama, a Brazilian citizen, married, engineer, bearer of the Brazilian Identity Card RG nº 08.987.322-8, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 013.807.477-16, residing and domiciled in France, at 60, Rue Violet, 75015, Paris, herein represented, by means of § 2º of article 146, Law n³ 6,404/76, by Luis Frederico Barbosa Battendieri, a Brazilian citizen, attorney-at-law, divorced, bearer of the Brazilian Identity Card RG nº 11.882.70, SSP/DF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 605.642.021-34, a resident of the City Capital of the State of São Paulo, with commercial address at Rua dos Pinheiros, nº

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870, 12º Andar, conjunto 123/124 for the position of member of the Board of Directors of the Company. All the members elected herein were indicated by the controlled shareholder, in accordance with the Shareholders Agreement of the Company. The Directors herein elected declare, under the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Section 147 of Law no. 6,404/76. The members of the Board of Directors herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book.

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6.7.         To elect, in Special Meeting, by unanimous vote of the present, in order to make up the Company’s Advisory Board, with terms of office that will last until the Annual Shareholders’ Meeting to be held in 2014, the following persons: Luiz Carlos Bresser Gonçalves Pereira, a Brazilian citizen, married, economist, bearer of the Brazilian Identity Card RG 1.432.216, SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 007.029.788-68, a resident of the City Capital of the State of São Paulo, domiciled at Rua Araripina, 132; Mailson Ferreira da Nóbrega, a Brazilian citizen, judicially separated, economist, bearer of the Brazilian Identity Card RG 214.106, SSPDF, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 043.025.837-20, residing and domiciled in the City Capital of the State of São Paulo at Rua Braz Cardoso, 547, apt. 71; Roberto Teixeira da Costa, a Brazilian citizen, married, economist, bearer of the Brazilian Identity Card RG 3.246.995, SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 007.596.358-20, residing and domiciled in the City Capital of the State of São Paulo, at Alameda Fernão Cardim, 251, apt. 151; José Roberto Mendonça de Barros, a Brazilian citizen, married, economist, bearer of the Brazilian Identity Card RG 2.965.578-X SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 005.761.408-30, residing and domiciled in the City Capital of the State of São Paulo at Rua Gracindo de Sá, 57, casa 08; Manuel Carlos Teixeira de Abreu, a Portuguese citizen, married, business manager, bearer of Passport no. 4977645 residing and domiciled at Travessa Teixeira Junior, 01, Lisboa, Portugal; Luiz Felipe Chaves D´Ávila, a Brazilian citizen, married, political scientist, bearer of the Brazilian Identity Card RG 13.034.229-4, SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 087.203.358-90, residing and domiciled in the City Capital of the State of São Paulo, at Rua Alasca, 144, Luiz Marcelo Dias Sales, a Brazilian citizen, married, agronomist, bearer of the Brazilian Identity Card RG 11.347.667, SSPSP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 010.125.337-00, residing and domiciled in the City Capital of the State of São Paulo, at Rua Alberto Faria, 2233, and Yoshiaki Nakano, a Brazilian citizen, university professor, bearer of the Brazilian Identity Card RG 5.157.491-3 – SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 049.414.548-04, a resident of the City Capital of the State of São Paulo, with commercial address at Rua Itapeva, 474, 13º andar. The members of the Advisory Board herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book.

6.7.1.     The overall annual remuneration of the Company’s Advisory Board will be one hundred ninety-two thousand Brazilian reals (R$ 192,000.00).

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6.8.         To elect, in Annual Meeting, by unanimous vote of the present, in order to make up the Company’s Supervisory Board, for a term of office of one (1) year, the following persons: Fernando Maida Dall’Acqua, a Brazilian citizen, married, university professor, bearer of the Brazilian Identity Card RG 4.146.438, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 655.722.978-87, residing and domiciled in the City Capital of the State of São Paulo, at Rua Carlos Queiroz Telles, nº 81, apt. 131; Mario Probst, a Brazilian citizen, married, business manager, bearer of the Brazilian Identity Card RG 4.745.481-7, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 029.415.318-74, residing and domiciled in the City Capital of the State of São Paulo, at Rua Robélia, nº 614; whose deputy members are, respectively, the following persons; Antonio Luiz de Campos Gurgel, a Brazilian citizen, married, business manager, bearer of the Brazilian Identity Card RG 2.575.484, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 030.703.368-68, residing and domiciled in the City Capital of the State of São Paulo, at Rua Professor Alexandre Correia, nº 321, apt. 72; and John Michael Streithorst, a Brazilian citizen, married, computing engineer, bearer of the Brazilian Identity Card RG 08.367.388-9, IFP-RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no. 001.186.767-17, residing and domiciled in the City Capital of the State of São Paulo, at Rua Desembargador Joaquim Barbosa de Almeida, 413, all elected in accordance with line ‘b’ of § 4º of article 161, Law 6,404/76. The members of the Board herein elected declare, under the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Section 147 of Law no. 6,404/76. The members of the Supervisory Board herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book.

6.8.1.     In separated and in accordance with line ‘a’ of § 4º of article 161, Law 6,404/76, the preferred shareholders of the Company elected for a term of office of one (1) year, the following persons: Raimundo Lourenço Maria Christians, Brazilian citizen, married, acconting, bearer of the Brazilian Identity Card RG 8.957.492, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no 033.848.668-27, residing and domiciled in the City Capital of the State of São Paulo, at Rua Traipu, nº 352, apto 41, CEP 01235-000, whose deputy member is Eduardo Cysneiros de Morais, Brazilian citizen, married, economist, bearer of the Brazilian Identity Card RG 8.740.025, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under no 017.971.487-29, residing and domiciled in the City Capital of the State of São Paulo, at Alameda dos Arapanes, nº 161, apto 31, CEP 04524-000. The members of the Board herein elected declare, under the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Section 147 of Law no. 6,404/76. The members of the Supervisory Board herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book. It shall be registered herein the presence of the shareholder Adalberto Ribeiro da Silva who purpose his election for the position of a member of the Supervisory Board, who did not accomplish because of the majority vote. It shall be registered herein the absence of the shareholder Ministry of Strategy and Finance.

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6.8.2.     The overall remuneration of the Company’s Supervisory Board is fixed in the amount of up to four hundred thirty-two thousand Brazilian reals (R$ 432,000.00).

6.9.         To approve, in Special Meeting, by unanimous vote of the present, the Management Proposal concerning the amendment of Article 4, main clause, and Paragraph 3, Section 5, Paragraphs 1, 4 and 5, and Section 6, main clause, of the Company Bylaws, as well as the exclusion of Paragraphs 2 and 3 of Article 5 of the Company Bylaws, with the consequent re-numeration of the subsequent paragraphs. The amendment proposed concerns the ceasing of the Company’s preferred shares Class B, which were issued in the Special Shareholders’ Meeting held on September 21, 2009. Their characteristic was the mandatory conversion into preferred shares class A, in accordance with the specific table. In this table, the last conversion was on January 7, 2011; therefore, there are no more preferred shares class B in the market on the present date. As a result and considering that the preferred shares class B already accomplished their purpose, one deliberated herein their extinction, as well as the modification of the denomination of the “preferred shares class A” to just “preferred shares”.

6.9.1.     therefore, said articles of the By Laws of the Company shall now read as follows:

“ARTICLE 4 - The Company’s Capital Stock is five billion, five hundred and seventy-nine million, two hundred and fifty-nine thousand and twenty-four Reais and fifty-four cents (R$ 5,579,259,024.54), entirely paid in and divided into  two hundred and fifty-seven million, seven hundred and seventy-three thousand and six hundred and sixty-nine (257,773,669) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and one hundred and fifty-eight million, ninety-three thousand eight hundred and eighteen (158.093.818) preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common entitles its owner to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into Class A preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Officers Committee (“Diretoria”). Conversion requests received by the Executive Officers Committee (“Diretoria”) should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph - The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários").

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ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of 2/3 (two thirds) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$ 0.08 (eight cents of Real) per 1 (one ) preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these By-Laws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these By-laws for a period of 3 (three) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

Article 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company by-laws, up to the limit of 400,000,000 (four hundred million) shares, through issuance of new class A common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.”

6.10.      To approve, in Special Meeting, by unanimous vote of the present, the Management Proposal concerning the increase in the company capital, without the issuing of new shares, upon the capitalization of the Reserve of Expansion and of the Reserve if Retained Earnings based on the Capital Budgeting, both created at the Annual Shareholders’ Meeting held on April 29, 2010, in the amount of four hundred twenty-one million, five hundred thousand, four hundred eighty-five Brazilian reals and fourteen cents (R$ 421,500,485.14), from five billion, five hundred seventy-nine million, two hundred fifty-nine thousand, twenty-four Brazilian reals and fifty-four cents (R$ 5,579,259,024.54) to six billion, seven hundred fifty-nine thousand, five hundred nine Brazilian reals and sixty-eight cents (R$ 6,000,759,509.68). Therefore, the main clause of Article 4 of the Company Bylaws shall now read as follows:

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“ARTICLE 4 – The Company Capital is six billion, seven hundred fifty-nine thousand, five hundred nine Brazilian reals and sixty-eight cents (R$ 6,000,759,509.68), fully paid in and divided into two hundred fifty-seven million, seven hundred seventy-three thousand, six hundred sixty-nine (257,773,669) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand, eight hundred fifty-one (99,679,851) common shares and one hundred fifty-eight million, ninety-three thousand, eight hundred eighteen (158,093,818) preferred shares.”

6.11.      To approve, in Special Meeting, by unanimous vote of the present, the Management Proposal concerning the increase of the Company capital, upon the capitalization of the special reserve for goodwill, in the total amount of one hundred and five million, six hundred seventy-four thousand, nine hundred eighty-two Brazilian reals and forty-one cents (R$ 105,674,982.41). Out of this total, twenty-one million, one hundred thirty-five thousand, twenty-three Brazilian reals and thirty-three cents (R$ 21,135,023.33) shall be capitalized, with no issuing of new shares, to the benefit of all of the shareholders, and eighty-four million, five hundred thirty-nine thousand, nine hundred fifty-nine Brazilian reals and eight cents (R$ 84,539,959.08) shall be capitalized to the benefit of the Company’s controlling owner, Wilkes Participações S.A. (“Wilkes”), under Article 7 of the CVM Instruction 319/99 (as amended), upon the issuing of one million, three hundred fifty-four thousand, one hundred fifty-six (1,354,156) new preferred shares. The issuing price of these preferred shares is sixty-two Brazilian reals and forty-three cents (R$ 62.43) and was defined based on the weighted average of the fifteen (15) trading sessions preceding publication of the first Call Notice for this Meeting, according to Subsection III of Paragraph One of Section 170 of Law 6,404/76 (as amended). The Company shareholders will be ensured the preemptive right to subscribe shares issued upon increase of the Company capital, and the shareholders opting for exercising it  shall make the payment of the issuing price of the subscribed shares directly to the controlling owner, Wilkes, in Brazilian currency, as authorized by Paragraph 2 of Section 171 of Law 6,404/76 (as amended) and by Paragraph 1 of Article 7 of CVM Instructions 319/99. Theses new preferred shares will have the same rights and characteristics as the currently preferred shares, except for the dividends related to the fiscal year ended on December 31, 2010. These new preferred shares will be entitled to dividends related to the fiscal year ended on December 31, 2010. The preemptive rights shall be exercised within thirty (30) consecutive days from the publishing of the Notice to the Shareholders informing on the starting day of such deadline. The subscription of shares shall be concluded upon expiration of said deadline for the exercise of such preemptive right. The shares acquired as of April 1th, 2011, including, shall not be entitled to the subscription right. Another shareholders meeting to ratify this capital increase will not happen.

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6.11.1.   As a result of the capital increase herein resolved, the Company capital shall be changed from six billion, seven hundred fifty-nine thousand, five hundred nine Brazilian reals and sixty-eight cents (R$ 6,000,759,509.68) to six billion, one hundred six million, four hundred thirty-four thousand, four hundred ninety-two Brazilian reals and nine cents (R$ 6,106,434,492.09), divided into two hundred fifty-nine million, one hundred twenty-seven thousand, eight hundred twenty-five (259,127,825) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred fifty-nine million, four hundred forty-seven thousand, nine hundred seventy-four (159,447,974) are preferred shares. Accordingly, the main clause of Article 4 of the Company Bylaws shall now read as follows:

“ARTICLE 4 – The Company Capital is six billion, one hundred six million, four hundred thirty-four thousand, four hundred ninety-two Brazilian reals and nine cents (R$ 6,106,434,492.09), fully paid in and divided into two hundred fifty-nine million, one hundred twenty-seven thousand, eight hundred twenty-five (259,127,825) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred fifty-nine million, four hundred forty-seven thousand, nine hundred seventy-four (159,447,974) are preferred shares.”

6.12.      To approve, in Special Meeting, by unanimous vote of the present, the consolidation of the Company Bylaws, which shall read as mentioned in the Annex  attached to this Meeting.

7.            DOCUMENTS FILED: (a) Call Notice; (b) Financial Statements for the fiscal year ended on December 31 , 2010; and (c) Management Proposals.

ADJOURNMENT:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. São Paulo, March 31st, 2011. Signatures: Enéas César Pestana Neto – Chairman; André Rizk – Secretary.

Acionistas Presentes: Wilkes Participações S.A., by itself and in the capacity of usufructuary owner of the rights to vote belonging to Sudaco Participações Ltda., Casino Guichard Perrachon, Abílio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D’Ávila, (represented by Marise Rieger Salzano e Juan Javier Bordaberry Herran); Clube de Investimento Escalada, Fator Celpos Calhetas Fundo de Investimento em Ações, Fundo de Investimento Fator Institucional, Fundo de Investimento Fator Previdência Composto 20 Multimercado, Fator Prisma Fundo de Investimento em Ações, Fundo Fator Sinergia III – Fundo de Investimento em Ações, Fundo Fator Sinergia IV – Fundo de Investimento em Ações (p.p. Alexandre Luiz de Toledo); CSHG Master Ações Fundo de Investimento Previdenciário em Ações, CSHG Equity Hedge Master Fundo de Investimento Multimercado, CSHG Verde Master Fundo de Investimento Multimercado, CSHG Verde Equity Máster Fundo de Investimento em Ações, CSHG Equity Hedge Levante Master Fundo de Investimento Multimercado (p.p. Lucila dos Prazeres da Silva); Hedging-Griffo Green Fund LLC, Green HG Fund LLC, Strategy HG Long & Short Fund LLC. (p.p. Lucila Prazeres da Silva); Norges Bank, Vanguard Insvestment Series, Vanguard Total International, State of Wyoming, Wyoming State Treasurer, Franklin Templeton Investment Funds, Stichting Depositary APG Emerging Markets Equity Pool, Public Employees Retirement Association of New Mexico, Allianz International Investment FDS – Allianz RCM Braszil FD. (p.p. Antonio de Almeida e Silva); Itaú Commodities II ações FI (p.p. Antonio de Almeida e Silva); Vinsol Fund LLC, Polo FIA, Polo Norte FIM (p.p. Antonio de Almeida e Silva); ABU DHABI Retirement Pensions and Benefit Fund, Advanced Series Trust – AST Parametric Emerging Mkts Eq Portfolio, Alpine Total Dynamic Dividend Fund, AT&T Union Welfare Benefit Trust, Baillie Gifford Emerging Markets Fund, Baillie Gifford Emerging Markets Growth Fund, Baillie Gifford Emerging Markets Leading Companies Fund, Bellsouth Corporation RFA Veba Trust For Non-Representable Empl, BGI Emerging Markets Strategic Insights Fund LTD, Blackrock Institutional Trust Company, NA, Caisse de Depot Du Quebec, Central States Southeast and Southwest Areas Pension Fund, CIBC Emerging Markets Index Fund, College Retirement Equities Fund, County Employees Annuity and Benefit Fund of the Cook Country, Driehaus Emerging Markets Grouwth Fund, Eaton Vance Parametrics Tax-Managed Emerging Markets Fund, Eaton Vance Coll Inv Trust for Employee Benefit Plans, Eaton Vance Parametrics Structured Emerging Markets Fund, Emerging Markets Equity Fund, Emerging Markets Index Fund E, Emerging Markets Strategic Insights Non-Leadable Fund, Emerging Markets Strategic Insights Non-Leadable Fund B, Emerging Markets Sudan Free Equity Index Fund, Fidelity Fixed-Income Trust: Fidelity Series Global Ex U.S. Index Fund, First Trust Bick Index Fund, Ford Motor Company of Canada Limited Pension Trust, Gothic Corporaton, Gothic HSP Corporation, IBM Savings Plan, Imperial Emerging Economies Pool, Ishares II Public Limited Company, Ishares MSCI Brazil (free) Index Fund, Ishares MSCI Bric Index Fund, Ishares MSCI Emerging Markets Index Fund, John Hancock Funds II International Equity Index Fund, John Hancock Trust International Equity Index Trust B, John Hancock Trust International Equity Index Trust A, Ministry of Strategic and Finance, Northern Trust Non-Ucits Common Contractual Fund, Northern Trust Quantitative Fund PLC, Ontario Teachers Pension Plan Board, PPL Services Corporation Master Trust, Russel Investment Company Public Limited Company, San Diego County Employees Retirement Association, Schwab Fundamental Emerging Markets Index Fund, State of California Public Employees Retirement System, State Street Emerging Markets, Teacher Retirement System of Texas, The Brazil Value and Growth Fund, The California Endowment, The California State Teachers Retirement System, The Duke Endowment, The Future Fund Board of Guardians, The Monetary Authority of Singapore, The Northwestern Mutual Life Insurance Co., The Pension Reserves Investment Management Board, The Rockefeller Foundation, TIAA-CREF Funds-TIAA-CREF Emerging Markets Equity Fund, TIAA-CREF Funds-TIAA-CREF Emerging Markets Equity Index Fund, Treasurer of the State of N Carolina Eq Investment F Pooled Trust, University of Pittsburgh Medical Center System, Vanguard Emerging Markets Stock Index Fund, Vanguard FTSE All-World EX-US

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Index F, A S of Vanguard Int EQ Index F, Vanguard Total World Stock Index, West Virginia Investment Management Board, Wheels Common Investment Fund, Wilmington International Equity Fund Select LP (p.p. Antonio de Almeida e Silva); Skopos Cardeal FIA, Skopos Master FIA, Skopos Fund LLC, Skopos HG Grey City Fund LLC, Skopos HG BRK Fund LLC (p.p. Marcelo Cerize); BRZ Valor Fundo de Investimento em Cotas FI, BRZ Long Short Advanced Master FIM, BRZ Long Short Multimercado FIM (p.p. Marcelo Cerize), Morzan Empreendimentos e Participaçoes Ltda. (p.p. Daniela Rios); e Adalberto Ribeiro da Silva.

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This is a true copy of its original.

André Rizk

Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 31, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.